U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Form 12b-25
                          NOTIFICATION OF LATE FILING


                                 (Check One):
__ Form 10-K    __ Form 20-F    __ Form 11-K    _X_ Form 10-Q    __ Form N-SAR

For Period Ended:  May 31, 1995

 __ Transition Report on Form 10-K
 __ Transition Report on Form 20-F
 __ Transition Report on Form 11-K
 __ Transition Report on Form 10-Q
 __ Transition Report on Form N-SAR

For the Transition Period Ended:__________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                       PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  Random Access, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number): 8000 East Iliff Ave.

City, State and Zip Code:  Denver, Colorado 80231

                      PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

 _X_ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 _X_ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 ___ (c)  The accountant's statement or other exhibit required by Rule 12b-
     25(c) has been attached if applicable.

                             PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant has been delayed in the compilation of information for its quarterly report on Form 10-Q for the period ended May 31, 1995 as a result of the re-direction of accounting resources in connection with a proposed merger of the Registrant with ENTEX Information Services, Inc.

                         PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Bradley A. Cromer           (303)            745-9600
          (Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     _X_  Yes      ___ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     _X_  Yes      ___ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See Exhibit A attached)

                           Random Access, Inc.
               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  July 14, 1995            By:  /s/ Bradley A. Cromer
                                     Bradley A. Cromer, Secretary